Exhibit 99.1

Paysafe Announces Finance Leadership Transition

London—September 3, 2024-- Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced that that Alex Gersh is moving into an advisory role to the Chief Executive Officer, effective September 4th and will step down as Chief Financial Officer. Alex will remain with Paysafe in his new role for an undefined period but at least through the end of the year. John Crawford joins Paysafe as Alex’s successor, effective immediately, and will be based in the company’s North American headquarters located in Jacksonville, Florida.

“Looking to the future, Paysafe is entering a different chapter of growth where we will focus on scaling the business and ensuring that we can capitalize on opportunities that lie ahead,” said Paysafe CEO, Bruce Lowthers. “John is an outstanding leader with exceptional financial acumen, strategic vision, and a true business mindset. I strongly believe that his experience positions him to strategically help guide our efforts towards achieving sustainable growth and long-term success as a world-class payments organization,” added Lowthers.

Crawford spent nine years at FIS, last serving as Executive Vice President—Strategy, M&A and Venture Capital where he led global corporate development, overseeing all of FIS’s acquisitions, divestitures and joint ventures, and global venture investing. During his time at FIS, John spearheaded over 25 deals, with acquisitions contributing substantially to the company’s growth. Prior to joining FIS, John held leadership roles across the U.S. and London in investment banking at Bank of America Merrill Lynch and Bear Stearns and in commercial finance at GE Capital.

"I am thrilled to join Paysafe and contribute to its ongoing transformation. In the payments industry, offering the broadest set of solutions on a global scale allows a company to more effectively serve customers and stay competitive. Paysafe has leading solutions in many of the most attractive markets, and I am eager to collaborate with the team to uncover new opportunities to accelerate growth for the company while maintaining financial discipline and focus on delivering value for our stakeholders," said John Crawford.

Gersh will be working closely with Crawford to manage the transition.

“I want to sincerely thank Alex for the work he has done over the past two years as CFO, helping stabilize Paysafe and drive our transformation. He has been a strong finance leader, and I have enjoyed working with him. While Alex is not leaving us yet, I also want to thank him for staying on to ensure that we maintain the course we’ve charted and our transformation momentum,” continued Lowthers.

“When I joined Paysafe, I knew the company faced challenges in turning around its financial performance and becoming financially and operationally sustainable,” said Alex Gersh, CFO. “I am grateful for the opportunity I’ve had to contribute to our transformation and would like to thank the Paysafe team for working tirelessly with me to achieve this progress,” added Gersh.

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 25 years of online payment experience, an annualized transactional volume of $140 billion in 2023, and approximately 3,200 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Media:
Crystal Wright

+1 904 738 1282
crystal.wright@paysafe.com

Investors:
Matthew Parker
Paysafe
+1 (904) 663-2143
matthew.parker@paysafe.com